Mail Stop 3-09

										December 2, 2004


John G. Pasqualetto
Chairman, President, and Chief Executive Officer
SeaBright Insurance Holdings, Inc.
2101 4th Avenue, Suite 1600
Seattle, WA 98121

Re:	SeaBright Insurance Holdings, Inc.
	Registration Statement on Form S-1, Amendment 2
	File Number 333-119111

Dear Mr. Pasqualetto:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Unaudited Pro Forma Financial Information

Notes to Unaudited Pro Forma Statement of Operations, page 35

1. Consistent with your response to comment 9, please expand your disclosures to clarify that the terms and conditions of your reinsurance treaties would likely have been similar to the terms of the Predecessor`s external reinsurance at that time. Please highlight any differences between the Predecessor reinsurance treaties in place at the time the related premium and expense were recognized and the Company`s current reinsurance arrangements.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Key Financial Measures, page 40

2. Please refer to your revised disclosures in response to comment
11. Please expand your disclosure to discuss the unique variables effecting estimation of your unpaid loss and loss adjustment expense liabilities and a sensitivity analysis disclosing the effects of reasonably likely changes in one or more of those variables on the liability and reported results of operations. For example, what impact will a reasonably likely change in your assumption of claim inflation have on the liability and future earnings?

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Underwriting Expenses, page 50

3. Refer to your response to comment 14. We note your statement that the Predecessor`s historical underwriting and other expenses do not include an allocation of corporate overhead and other costs incurred by the former parent on Predecessor`s behalf. Please revise the combined financial statements of the Predecessor to include all expenses that the former parent incurred on the Predecessor`s behalf. Please refer to SAB Topic 1.B.1.

Distribution, page 64

4. We note your response to comment 16 and your statement, "[n]one of these brokers has advised the Company that they will be implementing a change in their fee arrangements with the Company." We understand that Marsh & McLennan will no longer be using certain fee arrangements with insurance carriers. Please reconcile our understanding and your statement with regard to Marsh USA, Inc.

Loss Reserves, pages 72-76

5. Refer to your response to comment 17. Since the Company remains ultimately liable for reinsured policies, the various protective arrangements minimize but do not eliminate the Company`s exposure to past business underwritten by KEIC. In addition, we note new risk factor disclosure that describes LMC`s significant operating difficulties and deteriorating financial condition and the risk that the Company could lose the LMC protective arrangements. In view of these factors and the Predecessor`s historical volatility in loss development, we believe that the Company`s ultimate liability has not been adequately portrayed in these sections. Please expand the existing disclosure as follows, so that an investor can better understand all factors in evaluating the degree to which past loss development is indicative of future loss development.

* Describe KEIC`s historical loss development experience, including the duration of its development period and its reserve redundancy/deficiency, and the relevance of this information to an investor`s evaluation of the KEIC reserve run-off.
* Describe more specifically how the Company`s arrangements to limit exposure address its ultimate exposure relating to the KEIC reserve run-off.
* Describe how the KEIC reserve run-off and the Company`s future recoveries under the arrangements to limit exposure are affected by LMC`s financial difficulties.
* Discuss the Company`s maximum dollar exposure at September 30, 2004, assuming LMC is placed into receivership. This discussion should link the relevant features of the arrangements to limit exposure (e.g. collateralized reinsurance trust and $4 million escrow) with the expected run-off of KEIC`s reserves. We note that the $4 million escrow expires in two years.

6. We acknowledge your response to comment 18 to present the Analysis of Loss Reserve Development on a GAAP basis in the next amendment.

Reinsurance, pages 78-79

7. The new disclosure in this section regarding the Company`s excess of loss reinsurance treaty program appears to differ from the related terms described in Note 7. Please revise the Company`s reinsurance footnotes to reflect this new information.

Note 16. Intangible Assets, page F-22

8. Refer to your response to comment 23. You state that the renewal rights represent a "valuable asset" given the renewal nature of your business and that the Eagle Companies began writing workers` compensation insurance almost 20 years ago. You determined the value of renewal rights based on the present value of the related after tax cash flows over the expected life of the renewal rights. These factors and your valuation approach appear to imply a value in excess of annual earnings. Yet the renewal rights represent only 16% of pro forma 2003 net income. Please explain this inconsistency and provide us with your fair value calculation of the renewal rights. Tell us the factors that you considered in establishing the assumption of the expected life of renewal rights used in this valuation.

9. We note the reference to the use of an outside third party valuation firm to develop the valuation of the renewal rights. The reference to the use of an outside third party valuation firm equates to the use of a valuation expert. Delete this reference or name the valuation firm and provide the consent of the valuation firm in the registration statement.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Frank Wyman at (202) 942-2851 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at (202) 824-5522 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	James S. Rowe, Esq.
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, Illinois 60601



John G. Pasqualetto
SeaBright Insurance Holdings, Inc.
December 2, 2004
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